UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Perfect Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.10 per share
(Title of Class of Securities)

G7006A109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7006A109

1.	NAME OF REPORTING PERSON: Alibaba Group Holding Limited

(a) ☐
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,887,904 class A ordinary shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,887,904 class A ordinary shares*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,887,904 class A ordinary shares*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%**

12.	TYPE OF REPORTING PERSON CO

*Represents class A ordinary shares held as of December 31, 2022 by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited.

**The percentage used in this Schedule 13G is calculated based on 101,475,077 class A ordinary shares of Perfect Corp. (the “Issuer”) issued and outstanding as reported on the Issuer’s Amendment No. 1 to Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) on December 12, 2022.

CUSIP No. G7006A109

1.	NAME OF REPORTING PERSON: Taobao Holding Limited

(a) ☐
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,887,904 class A ordinary shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,887,904 class A ordinary shares*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,887,904 class A ordinary shares*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%**

12.	TYPE OF REPORTING PERSON CO

*Represents class A ordinary shares held as of December 31, 2022 by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited.

**The percentage used in this Schedule 13G is calculated based on 101,475,077 class A ordinary shares of the Issuer issued and outstanding as reported on the Issuer’s Amendment No. 1 to Registration Statement on Form F-1 filed with the SEC on December 12, 2022.

CUSIP No. G7006A109

1.	NAME OF REPORTING PERSON: Taobao China Holding Limited

(a) ☐
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,887,904 class A ordinary shares*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,887,904 class A ordinary shares*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,887,904 class A ordinary shares*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%**

12.	TYPE OF REPORTING PERSON CO

*Represents class A ordinary shares held as of December 31, 2022 by Taobao China Holding Limited.

** The percentage used in this Schedule 13G is calculated based on 101,475,077 class A ordinary shares of the Issuer issued and outstanding as reported on the Issuer’s Amendment No. 1 to Registration Statement on Form F-1 filed with the SEC on December 12, 2022.

CUSIP No. G7006A109

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Perfect Corp.

1(b)	Address of Issuer's Principal Executive Offices:

14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan

Item 2(a)	Name of Person Filing:

Alibaba Group Holding Limited

Taobao Holding Limited

Taobao China Holding Limited

The shares reported herein are directly held by Taobao China Holding Limited.

Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited. Accordingly, Taobao Holding Limited and Alibaba Group Holding Limited may be deemed to indirectly beneficially own the securities of the Issuer held by Taobao China Holding Limited.

2(b)	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons: c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

2(c)	Citizenship:

Alibaba Group Holding Limited: Cayman Islands

Taobao Holding Limited: Cayman Islands

Taobao China Holding Limited: Hong Kong

2(d)	Title of Class of Securities: Class A ordinary shares, par value $0.10 per share

CUSIP No. G7006A109

2(e)	CUSIP Number: G7006A109

Item 3	For statements filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4	Ownership:

4(a)	The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

4(b)	Percent of class determined is based on 101,475,077 class A ordinary shares of the Issuer issued and outstanding as reported on the Issuer’s Amendment No. 1 to Registration statement on Form F-1 filed with the SEC on December 12, 2022.

The information required by Item 4(b) is set forth in Row (11) on the cover page for each Reporting Person and is incorporated herein by reference.

As of December 31, 2022, Taobao China Holding Limited directly owned 10,887,904 class A ordinary shares of the Issuer. Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited. Accordingly, Alibaba Group Holding Limited may be deemed to beneficially own 10,887,904 class A ordinary shares of the Issuer, representing 10.7% of the Issuer’s class A ordinary shares.

4(c)	The information required by Item 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification: Not Applicable.

CUSIP No. G7006A109

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2023

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary

TAOBAO HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Director

TAOBAO CHINA HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement

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